                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*

                      National Transaction Network, Inc.
          -----------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, $0.15 par value per share
          -----------------------------------------------------------
                        (Title of Class of Securities)

                                  638221 40 8
                             --------------------
                                (CUSIP Number)

                               L. Barry Thomson
                               1003 Mansell Road
                            Roswell, Georgia  30076
                                (770) 594-6000
                     ------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               December 31, 1998
                        ------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 8 Pages

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 638221 40 8                                    PAGE 2 OF 8 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
      IVI Checkmate Corp.

 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

         58-2375201
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
       DELAWARE
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7         0
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8    2,726,440

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9     -0-
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10   2,726,440

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11    2,726,440


------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      82.0%*
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
------------------------------------------------------------------------------
     * BASED ON 3,325,468 SHARES OF COMMON SOCK OUTSTANDING AS OF DECEMBER 31, 1998



                               Page 2 of 8 Pages

===============================================================================

                                 SCHEDULE 13D
-----------------------                                  ---------------------
 CUSIP NO.638221 40 8                                      PAGE 3 OF 8 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
        IVI Checkmate Ltd.

 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
        None

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4       OO

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      CANADA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7     -0-
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8    -0-

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9    -0-
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10   -0-

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      -0-

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
------------------------------------------------------------------------------

                               Page 3 of 8 Pages

===============================================================================

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO.638221 40 8                                     PAGE 4 OF 8 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
      IVI Checkmate Inc.

 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      88-0117097

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4    OO

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6    Georgia

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            2,726,440

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8    -0-

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9    2,726,440
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10   -0-

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11    2,726,440


------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13    82.0%*

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
------------------------------------------------------------------------------
      * Based on 3,325,468 shares of Common Stock outstanding as of December 31, 1998

                               Page 4 of 8 Pages

Item 2.  Identity and Background

   The first sentence of Item 2 is deleted in its entirety and replaced with the following:

   The persons filing this statement are IVI Checkmate Corp. (the "Company"), a Delaware corporation, IVI Checkmate Ltd. ("IVI"), a Canadian corporation and wholly-owned subsidiary of the Company, and IVI Checkmate Inc. ("Checkmate"), a Georgia corporation and wholly-owned subsidiary of the Company.

   The following is added after the last sentence in the fifth paragraph of Item 2: "The name, business address, present principal occupation and citizenship of each executive officer and director of Checkmate is attached on Exhibit E hereto.

   The phrase "the Company, IVI nor," in the last paragraph of Item 2 is deleted in its entirety and replaced with "the Company, IVI, Checkmate nor,".

Item 3.  Source and Amount of Funds or Other Consideration

   The following is added after the first paragraph in Item 3:

   On December 31, 1998, the Company underwent a restructuring (the "Restructuring") under which the 2,726,440 shares of Common Stock owned by IVI were contributed to Checkmate pursuant to that certain stock exchange agreement (the "Exchange Agreement") dated December 31, 1998, between IVI and Checkmate. The Exchange Agreement is attached hereto as Exhibit F. Under the terms of the Exchange Agreement, Checkmate acquired 2,726,440 shares of Common Stock from IVI in exchange for 2,000,000 shares of Preferred Stock, par value $1.00 per share, of Checkmate. The 2,726,440 shares of Common Stock acquired by Checkmate represent its entire interest in the Common Stock and constitutes 82.0% of the outstanding Common Stock.

Item 4.  Purpose of Transaction

   The following is added after the last sentence in the first paragraph of
   Item 4:

   Checkmate acquired and IVI disposed of beneficial ownership of the Shares as a result of the Restructuring. The purpose of the Restructuring was to transfer the Common Stock from IVI to Checkmate to recognize certain tax benefits and align the U.S. operations with the U.S.-based subsidiary.

   The phrase "the Company, IVI nor any of the executive officers or directors of the Company or IVI" in the last paragraph of Item 4 is deleted in its entirety and replaced with the following: "the Company, IVI, Checkmate nor any of the executive officers or directors of the Company, IVI or Checkmate".

                               Page 5 of 8 Pages

Item 5.  Interest in Securities of the Issuer

   Item 5 of the Schedule 13D is deleted in its entirety and replaced with the following:

(a) As a result of the Restructuring, IVI no longer owns any interest in NTN and Checkmate beneficially owns 2,726,440 shares of Common Stock, which represents 82.0% of the Common Stock (based on the representation by NTN that 3,325,468 shares of Common Stock were outstanding on December 31,
     1998). The Company has beneficial ownership of such shares because Checkmate is a wholly-owned subsidiary of the Company. None of the executive officers or directors of the Company, IVI or Checkmate beneficially own any shares of Common Stock.
(b) The Company and Checkmate share the power to vote, direct, dispose of and direct the disposition of the Shares.

Item 7.  Material to Be Filed as Exhibits

   The following Exhibit is filed as part of this Amendment No. 2 to Schedule
   13D:

     Exhibit E  Name, business address, present principal occupation and citizenship of each executive officer and director of IVI Checkmate Inc.

     Exhibit F  Stock Exchange Agreement dated December 31, 1998 between IVI and
                Checkmate.

                               Page 6 of 8 Pages

                                   Signature

   After reasonable inquiry and to the best knowledge and belief of the undersigned, the information set forth in this statement is true, complete and correct.

Dated:  May 25, 1999.                   IVI CHECKMATE CORP.

                                        /s/ L. Barry Thomson
                                        ------------------------------------
                                        L. Barry Thomson
                                        President and CEO


Dated:  May 25, 1999.                   IVI CHECKMATE LTD.

                                        /s/ L. Barry Thomson
                                        ------------------------------------
                                        L. Barry Thomson
                                        President and CEO

Dated:  May 25, 1999                    IVI CHECKMATE INC.

                                        /s/ Gregory A. Lewis
                                        ------------------------------------
                                        Gregory A. Lewis
                                        President and CEO

                               Page 7 of 8 Pages

                                 EXHIBIT INDEX


                                                                Sequential
Exhibit                                                         Page No.
-------                                                         ----------
E         Name, business address, present principal                --
          occupation and citizenship of each executive officer and director of IVI Checkmate Inc.

F         Stock Exchange Agreement dated December 31, 1998         --
          between IVI and Checkmate

                               Page 8 of 8 Pages